Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund August 2013 Update
September 27, 2013

Supplement dated September 27, 2013 to Prospectus dated April 30, 2013
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.2%	-7.5%	$24.7M	$1,125.59
B	-2.3%	-7.9%	$248.9M	$944.44
Legacy 1	-2.0%	-6.0%	$3.9M	$823.11
Legacy 2	-2.1%	-6.2%	$8.3M	$811.04
Global 1	-2.0%	-5.7%	$10.1M	$797.54
Global 2	-2.0%	-5.8%	$19.4M	$786.78
Global 3	-2.2%	-6.9%	$183.7M	$725.94
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The New Zealand and Australian dollars fell in reaction to the adverse events in the Middle East and central bank actions in the two countries. The Canadian dollar depreciated following reports which showed Canada’s economy grew at a slower-than-expected pace in the second quarter.

Energy: The crude oil complex experienced significant price increases due to regional unrest throughout the Middle East.  Natural gas prices rose because of warmer temperatures across the U.S.

Equities: The S&P 500 suffered a 3% correction in response to poor earnings reports from U.S. companies and possible military intervention in the Middle East. The Australian SPI 200 Index gained more than 2% on positive earnings reports from Australian companies.

Fixed Income: German Bund and British Long Gilt markets fell sharply on speculation about the end of the U.S. Federal Reserve’s quantitative easing efforts, as well as actions by other central banks around the world.

Grains/Foods: Wheat prices fell as ideal growing conditions in important growing areas across the U.S. continued to improve the size of this season’s crop.  Coffee prices fell to their lowest levels since 2009 in reaction to estimates of rising supplies from South America.

Metals: Precious metal markets surged as investors sought safe-haven assets.  Uncertainty about the timing of the Federal Reserve’s tapering of its quantitative easing program and widening unrest in the Middle East caused investors to seek safe-haven assets. Base metal markets also rallied, fueled by increased demand from China.

Additional information:
The Fund’s Account Statement, including the net asset value per share, and related information is available to all investors online at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$1,164,380	-$9,249,068
Change In Unrealized Income (Loss)	-7,367,639	-3,656,059
Brokerage Commission	-131,162	-1,970,006
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-498,321	-3,935,630
Change in Accrued Commission	-23,271	5,860
Net Trading Income (Loss)	-9,184,773	-18,827,511

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$78,880	$456,491
Interest, Other	36,346	401,685
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-9,069,547	-17,969,335

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	0	339,818
Operating Expenses	108,792	987,064
Organization and Offering Expenses	126,329	1,143,510
Brokerage Expenses	2,441,927	22,203,844
Dividend Expenses	0	0
Total Expenses	2,677,048	24,674,236

Net Income (Loss)	-$11,746,595	-$42,643,571

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$529,703,182	$636,740,049
Additions	1,070,833	21,703,820
Net Income (Loss)	-11,746,595	-42,643,570
Redemptions	-20,008,298	-116,781,177
Balance at August 31, 2013	$499,019,122	$499,019,122

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,125.594	21,973.65386	$24,733,414	-2.22%	-7.46%
B	$944.437	263,577.84498	$248,932,615	-2.28%	-7.86%
Legacy 1	$823.107	4,700.04399	$3,868,640	-2.04%	-6.05%
Legacy 2	$811.042	10,176.91431	$8,253,906	-2.06%	-6.19%
Global 1	$797.543	12,708.08010	$10,135,244	-2.00%	-5.67%
Global 2	$786.780	24,694.41499	$19,429,074	-2.02%	-5.83%
Global 3	$725.944	253,003.37268	$183,666,230	-2.17%	-6.92%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership